FMC Corporation
2929 Walnut Street
Philadelphia, PA 19104
USA
215.299.6000
fmc.com

October 6, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: Jenn Do and Mary Mast, Division of Corporation Finance, Office of Life Sciences

Re:    FMC Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 25, 2021
    Form 10-Q for the Fiscal Quarter Ended June 30, 2021
    Filed August 4, 2021
    File No. 001-02376

Dear Ms. Do and Ms. Mast:

On behalf of FMC Corporation (which we refer to as “we”, “us” and correlative terms), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Andrew D. Sandifer, Executive Vice President and Chief Financial Officer of FMC, dated September 23, 2021 (the “Comment Letter”), with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-Q for the quarterly period ended June 30, 2021

Note 11: Debt, page 20

1.We note the disclosure of the fourth amendment to the credit agreement entered into on May 26, 2021, which appears to have been entered into primarily to extend the termination date of the revolving credit facility to May 26, 2026. Given the remaining availability under the credit facility of $598.0 million at June 30, 2021 and that your debt maturities within one year are $1.19 billion, please tell us and confirm that in future filings you will more clearly disclose your plan for satisfying your debt obligations with your current and expected sources of liquidity. In this regard, based on your disclosure, it is not clear that you intend to access the option to increase the aggregate amount of the revolving credit commitments to $2.25 billion, which was provided for pursuant to the third amendment entered into on May 17, 2019.

Company’s Response:

In accordance with the Staff's comment, in our future filings within the debt footnote, we will clearly disclose our plan for satisfying our debt obligations with our current and expected sources of liquidity and will provide more clarity on our intent to utilize expansion options under our revolving credit facility.

Management's Discussion and Analysis, page 34
Results of Operations, Page 30

2.Please tell us your consideration of disclosing a breakdown of revenue by each significant product and discussing the reason for changes in product revenue from period to period. In this regard we note on page 4 of the 10-K that Rynaxypyr and Cyazypyr actives represent over $1.8 billion in combined sales. You state in your earnings call for the second quarter 2021 that these products represent almost 40% of your sales.  Refer to Item 303(a)(3)(i) of Regulation S-K.

Company’s Response:

Our portfolio is comprised of four product categories: insecticides, herbicides, and fungicides as well as a growing plant health business. Our decision to disclose revenue by each significant product category is based on the guidance pursuant to Accounting Standard Codification 606 (“606”). In our 2020 Form 10-K as well as our 2021 second quarter 10-Q, within Note 3: Revenue Recognition, we disaggregate revenue from contracts with customers by geographical areas and major product categories.

We believe the disaggregation of revenue into four product and four regional categories achieves the disclosure objectives required by ASC 606-10-50-5. Specifically, we believe this provides the most meaningful presentation to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Additionally, we considered the guidance within ASC 606-10-55-90 which included an evaluation of (a) disclosures presented outside of the financial statements such as earnings releases and investor presentations, (b) information regularly reviewed by the Chief Operating Decision Maker and (c) other information that is used by the Company or users of the Company’s financial statements, to support this conclusion.

We consider the requirements of Item 303(a)(3)(i) of Regulation S-K when providing commentary on our revenue from contracts with customers. Specifically, we disclose within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) whether the change in revenue during each period is driven by price, volume or foreign currency translation and we provide commentary at a geographical level to highlight the primary reasons for changes in revenue from period to period. In addition, we consider and disclose any significant components of revenues or expenses that, in our judgment, should be described in order to understand our results of operations.

Our insecticide product category is our largest revenue stream and features two key diamide-class molecules – Rynaxypyr® and Cyazypyr® active ingredients. We do not routinely present revenue by this subcategory on a quarterly basis or as a separate revenue stream within our external communications. The diamide portfolio represents a critical component of our product offerings, and accordingly, we provide additional commentary on our strategic initiatives to grow that portfolio within our annual report and on a less frequent basis, in our quarterly presentations including earnings calls. With respect to the guidance in ASC 606-10-50-5, we do not believe this subcategory consists of distinct differences from the broader insecticide product category as it relates to “nature, amount, timing and uncertainty”. Nevertheless, we would disclose any material period-to-period change in the composition of our revenues within any of our product categories as compared with any prior disclosure of such composition.

3.You discuss on page 30 of the 10-K and page 41 of the June 30, 2021 10-Q Adjusted EBITDA (Non-GAAP) without a similar discussion of the most comparable GAAP number preceding the discussion of the Non-GAAP measure. Please confirm you will revise the presentation throughout the filing in the future accordingly. In addition, confirm you will revise your reconciliations to start the reconciliation with the GAAP number included on your financial statements. For example, your presentation on page 35 of the 10-K and page 45 of the June 30, 2021 10-Q appear to reconcile from the Non-GAAP measures to the GAAP number. Refer to Question 102.10 of the Compliance and Disclosure Interpretations.

Company’s Response:
In accordance with the Staff's comment, in our future filings, we will include our discussion on Adjusted EBITDA, a non-GAAP measure, directly below our discussion of Net Income, the closest comparable GAAP measure, in the Results of Operations section of MD&A.
Additionally, in our future filings, we will revise the presentations that are noted on page 35 of the 10-K and page 45 of the June 30, 2021 10-Q to label the descriptions such that it is clear that our reconciliations start with the GAAP number.

* * * *

In connection with responding to your comments, we acknowledge that:

•We are responsible for the adequacy and accuracy of the disclosure in our filings;
•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-299-6022 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Andrew D. Sandifer

Andrew D. Sandifer
Executive Vice President and Chief Financial Officer

Cc:	Nicholas Pfeiffer	FMC Corporation, Vice President, Chief Accounting Officer, and Corporate Controller
	Michael Reilly	FMC Corporation, Executive Vice President and General Counsel
	Joe Fanelli	KPMG LLP, Partner
	Robert Friedel	Troutman Pepper LLP, Partner